UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

Commission File Number 000-53769

NOTIFICATION OF LATE FILING

.	Form 10-K	.	Form 20-F	.	Form 11-K	X .	Form 10-Q

.	Form 10-D	.	Form N-SAR	.	Form N-CSR

For Period Ended:  September  30, 2011

      . Transition Report on Form 10-K

      .  Transition Report on Form 20-F

      . Transition Report on Form 11-K

      .  Transition Report on Form 10-Q

      .  Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

PART I

REGISTRANT INFORMATION

LiqTech International, Inc.

Full Name of Registrant

Blue Moose Media, Inc.

Former Name if Applicable

Grusbakken 12, DK-2820 Gentofte Denmark

Address of Principal Executive Office (Street and Number)

______________________________

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X .	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D,  N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2011 (the “10Q”) was filed with the U.S. Securities and Exchange Commission (“SEC”) at 5:53 PM eastern time on November 14, 2011 (SEC Accession Number: 0001078782-11-003295). The filing of the 10Q was delayed because of technical difficulties experienced by registrant’s financial printer, Action Stock Transfer Corp., when uploading the 10Q onto the SEC’s edgar filings website, which could not have been averted without unreasonable effort or expense.  As a result, the 10Q was filed subsequent to the filing deadline.  A copy of the explanatory letter from Action Stock Transfer Corp. is attached as Exhibit A hereto.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Soren Degn	_______________	+4544986000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes   X  . No      .

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included  in the subject report or portion thereof?

Yes   X  . No      .

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2011 (the “10Q”) was filed with the U.S. Securities and Exchange Commission (“SEC”) at 5:53 PM eastern time on November 14, 2011 (SEC Accession Number: 0001078782-11-003295).

LiqTech International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2011	By:	/s/ Soren Degn
Soren Degn
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional  misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

EXHIBIT A

ACTION STOCK TRANSFER CORP.

2469 E. Fort Union Blvd, Suite 214

Salt Lake City, UT 84121

(801) 274-1088

November 15, 2011

LiqTech International, Inc.

Grusbakken 12

DK-2820 Gentofte Denmark

To Whom It May Concern:

With regard to the filing of the September 30, 2011 Form 10-Q, we were unable to file it before the filing deadline of 5:30pm eastern time on November 14, 2011 due to technical difficulties. We apologize for any inconvenience this may have caused.

Sincerely,

/s/ Justeene Blankenship

Justeene Blankenship

President

3